SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                   FORM 11-K
                               (Amendment No. 1)

                ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934




[X]  Annual report pursuant to Section 15 (d) of the Securities
     Exchange Act of 1934 (No fee required)

     For the fiscal years ended December 31, 1998 and 1997


                                       OR


[ ] Transition report pursuant to SECTION 15 (d) of the Securities Exchange Act of 1934 (No fee required)

     For the transition period from __________ to ____________

                         Commission file number 33-03959


      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  NORTHROP GRUMMAN PEI RETIREMENT SAVINGS PLAN

      B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                              NORTHROP GRUMMAN CORPORATION
                                1840 Century Park East
                             Los Angeles, California 90067
















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



                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   NORTHROP GRUMMAN PEI RETIREMENT SAVINGS PLAN


                                    /s/ Gary W. McKenzie
                                    -------------------------------------
Dated: August 30, 1999         By   Gary W. McKenzie
                                    Vice President, Tax






































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


NORTHROP GRUMMAN PEI RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                          Page

INDEPENDENT AUDITORS' REPORT                                                4


FINANCIAL STATEMENTS:

  Statements of Net Assets Available for Plan Benefits and
   Supplemental Information by Fund as of December 31, 1998 and 1997       5-6

  Statement of Changes in Net Assets Available for Plan Benefits
   and Supplemental Information by Fund for the Year Ended
   December 31, 1998                                                        7

  Notes to Financial Statements                                            8-11
































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


INDEPENDENT AUDITORS' REPORT

To the Administrative Committee of the
  Northrop Grumman PEI Retirement Savings Plan:


We have audited the accompanying statements of net assets available for plan benefits of the Northrop Grumman PEI Retirement Savings Plan (the "Plan") as of December 31, 1998 and 1997, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits as of December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information by fund in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for the purpose of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of the individual funds. The supplemental information by fund is the responsibility of the Plan's management. Such supplemental information by fund has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
June 24, 1999
Los Angeles, California











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


NORTHROP GRUMMAN PEI RETIREMENT SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 1998
--------------------------------------------------------------------------------

                                                         Supplemental Information by Fund
                                            --------------------------------------------------------------

                                                           Money      Northrop        CBS
                                            U.S. Equity    Market     Grumman         Stock
                                               Fund         Fund        Fund          Fund        Total
----------------------------------------------------------------------------------------------------------

ASSETS:
  Investment in Northrop Grumman
  Corporation PEI Pension
  and 401(k) Plans Master Trust,
  at fair value (Notes B and C)            $  430,676   $  582,753   $   17,137   $   35,617   $1,066,183
                                           ----------   ----------   ----------   ----------   ----------
  Contributions receivable:
    Employer                                    2,228        2,476          234         --          4,938
    Employee                                    5,133        5,706          539         --         11,378
                                           ----------   ----------   ----------   ----------   ----------
          Total contributions receivable        7,361        8,182          773         --         16,316
                                           ----------   ----------   ----------   ----------   ----------
NET ASSETS AVAILABLE FOR
  PLAN BENEFITS                            $  438,037   $  590,935   $   17,910   $   35,617   $1,082,499
                                           ==========   ==========   ==========   ==========   ==========

See notes to financial statements.






















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


NORTHROP GRUMMAN PEI RETIREMENT SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 1997
--------------------------------------------------------------------------------

                                                         Supplemental Information by Fund
                                            --------------------------------------------------------------

                                                           Money      Northrop        CBS
                                            U.S. Equity    Market     Grumman         Stock
                                               Fund         Fund        Fund          Fund        Total
----------------------------------------------------------------------------------------------------------

ASSETS:
  Investment in Northrop Grumman
  Corporation PEI Pension
  and 401(k) Plans Master Trust,
  at fair value (Notes B and C)            $333,427     $553,575     $ 14,675     $ 32,910     $934,587
                                           --------     --------     --------     --------     --------
  Contributions receivable:
    Employer                                  1,860        2,163          371         --          4,394
    Employee                                  4,365        5,076          871         --         10,312
                                           --------     --------     --------     --------     --------
      Total contributions receivable          6,225        7,239        1,242         --         14,706
                                           --------     --------     --------     --------     --------
 NET ASSETS AVAILABLE FOR
  PLAN BENEFITS                            $339,652     $560,814     $ 15,917     $ 32,910     $949,293
                                           ========     ========     ========     ========     ========



See notes to financial statements.

NORTHROP GRUMMAN PEI RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEAR ENDED DECEMBER 31, 1998
--------------------------------------------------------------------------------

                                                           Supplemental Information By Fund
                                            --------------------------------------------------------------

                                                           Money      Northrop        CBS
                                            U.S. Equity    Market     Grumman         Stock
                                               Fund         Fund        Fund          Fund        Total
----------------------------------------------------------------------------------------------------------

INVESTMENT INCOME (Notes B and C):
  Net appreciation (depreciation) in
    fair value of investments              $   67,048   $     --      $   (7,281)   $    3,485   $   63,252
  Interest and other income                       179       31,238            49             4       31,470
  Dividends                                      --           --             281            56          337
                                           ----------   ----------    ----------    ----------   ----------
      Total investment income                  67,227       31,238        (6,951)        3,545       95,059
                                           ----------   ----------    ----------    ----------   ----------

CONTRIBUTIONS:
  Employer                                     20,673       22,692         2,762          --         46,127
  Employee                                     50,882       49,294         6,965          --        107,141
                                           ----------   ----------    ----------    ----------   ----------
      Total contributions                      71,555       71,986         9,727          --        153,268
                                           ----------   ----------    ----------    ----------   ----------
      Total additions                         138,782      103,224         2,776         3,545      248,327


BENEFITS PAID TO PARTICIPANTS
  (Note B)                                    (57,657)     (55,899)         (783)         (782)    (115,121)

TRANSFERS BETWEEN FUNDS                        17,260      (17,204)         --             (56)        --
                                           ----------   ----------    ----------    ----------   ----------

NET INCREASE                                   98,385       30,121         1,993         2,707      133,206

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS:
  Beginning of year                           339,652      560,814        15,917        32,910      949,293
                                           ----------   ----------    ----------    ----------   ----------

  End of year                              $  438,037   $  590,935    $   17,910    $   35,617   $1,082,499
                                           ==========   ==========    ==========    ==========   ==========

See notes to financial statements.

NORTHROP GRUMMAN PEI RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

A.  DESCRIPTION OF THE PLAN

    The following description of the Northrop Grumman PEI Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

    General - The Plan is a qualified profit sharing plan sponsored by the Productos Electronicos Industriales division of Northrop Grumman Electronicos, Inc. (the "Company"). The Plan includes a 401(k) feature and employer matching contributions.

    The Plan was established by the Company on March 1, 1996 as a successor to the Westinghouse de Puerto Rico Retirement Savings Plan (the "Predecessor Plan"), maintained by Westinghouse de Puerto Rico, Inc. ("Westinghouse") for the benefit of Puerto Rican employees of certain Westinghouse Electric Corporation affiliated companies who became employees of the Company, and any other subsequent eligible employees of the Company.

    Beginning March 1, 1996, contributions were made to the Plan. All participant balances related to the Predecessor Plan and related earnings were transferred to the Plan in 1997. During May 1997, a final valuation of plan assets was made, and assets from the Predecessor Plan were transferred to the Plan.

    Effective May 1, 1997, the Plan transferred all of its assets to the Northrop Grumman Corporation PEI Pension and 401(k) Plans Master Trust (the "Master Trust"), which is administered by Bankers Trust Company, the trustee.

    Effective January 1, 1998, Banco Popular de Puerto Rico replaced Bankers Trust Company as trustee of the Master Trust.

    Contributions - Plan participants may contribute between 1% and 8% of total compensation, in increments of 1%. Basic allotments may be made in amounts of 1% to 4% of total compensation. Eligible employees who have authorized the maximum Basic allotment may make Supplementary allotments in amounts between 1% and 4% of total compensation. Contributions are subject to certain limitations.

    The Company contributes a match of 50% of the amount of a participant's Basic allotment. The maximum matching contribution will not exceed 2% of the total compensation of the participant.

    An eligible employee may roll over any amount from another qualified plan or from an individual retirement account into the Plan, provided that such rollover amount is paid to the trustee within 60 days of the date the employee received the qualifying rollover distribution.

    Participant Accounts - A separate account is maintained for each participant, each of which has subaccounts. Assets of the trust are valued at the end of each calendar quarter, and on any other date, and take into account earnings and losses of the Plan along with appreciation or depreciation, expenses and distributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

    Vesting - Plan participants are 100% vested in, and have a nonforfeitable right to, the balance of their Basic and Supplementary allotments at all times. Plan participants become 100% vested in Company contributions after three years of service and are 0% vested prior to that time. Company contributions become 100% vested upon the death of a participant. Rollovers are 100% vested at all times and are not subject to forfeiture.

    Investment Options - Upon enrollment in the Plan, each participant may direct that his or her accounts be invested in any of the following three investment funds:

          Northrop Grumman Fund
          U.S. Equity Fund
          Money Market Fund

    Payment of Benefits - All withdrawals from the Plan during employment shall be paid in cash. All distributions from the Plan upon retirement, termination or death shall be paid in cash and/or shares of employer stock held in the account. A participating employee may elect to withdraw all or a portion of the vested portion of his or her account only in the case of hardship, as defined by the Plan, and may make withdrawals twice per year but not more than once per quarter. Any participant who makes a withdrawal will be suspended from making Basic and Supplementary allotments for 12 months following the withdrawal. If a participating employee retires or his or her employment is terminated, the vested portion of his or her account shall be distributed to him or her as soon as practicable following the next valuation date after retirement or termination occurs. Any nonvested portion of his or her account shall be forfeited at that time. In the case of death of a participating employee, his or her entire account shall be distributed in a lump sum to his or her beneficiary(ies).

    Forfeited Accounts - Any amounts forfeited shall be used to reduce the Company's obligation to make company matching contributions under the plan. In 1998, no employer contributions were reduced by forfeited nonvested accounts.

B.  SUMMARY OF ACCOUNTING POLICIES

    Basis of Accounting - The financial statements of the Plan are prepared under the accrual basis of accounting.

    Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

    Investment Valuation and Income Recognition - In the accompanying statements of net assets available for plan benefits, the Plan's interest in the Master Trust is stated at fair value. Quoted market prices are used to value investments in the Master Trust.

    Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

    Broker commissions, transfer taxes, and other charges and expenses incurred in connection with the purchase, sale or other disposition of securities or other investments held by the Master Trust are added to the cost of the securities or other investments, or are deducted from the proceeds of the sale or other disposition thereof, as appropriate. Taxes (if any) on the assets of the funds, or on any gain resulting from the sale or other disposition of such assets, or on the earnings of the funds, are apportioned in such a manner as the trustees deem equitable among the participants and former participants (if any) whose interests in the Plan are affected, and the share of such taxes apportioned to each person is charged against his or her account of the Plan.

    Payment of Benefits - Benefits are recorded when paid. As of December 31, 1998 and 1997, benefits payable in cash to participants are $52,205 and $3,374, respectively.

C.  INVESTMENTS

    The investments of the Plan as of December 31, 1998 and 1997 are stated at fair values determined and reported by Banco Popular and Bankers Trust Company, the respective trustees, in accordance with the Master Trust Agreement established by Northrop Grumman Corporation. Proportionate interests of each participating plan are ascertained on the basis of the trustees' equitable share accounting method for master trust arrangements. Plan assets represent 84.79% and 87.25% of total net assets reported by the trustees of the Master Trust as of December 31, 1998 and 1997, respectively.

    The net assets of the Master Trust at fair value consist of the following:

                                                      December 31,
                                                -----------------------
                                                    1998         1997
      Assets:
        Temporary investments                   $  643,300   $  552,266
        Corporate stocks                           614,070      516,273
        Dividends and interest receivable               25        2,639
                                                ----------   ----------

      Net assets of the Master Trust            $1,257,395   $1,071,178
                                                ==========   ==========

    The Master Trust held approximately 231 and 125 shares of Northrop Grumman Corporation common stock with fair values of $16,892 and $14,375 at December 31, 1998 and 1997, respectively, which are included in the determination of net assets available to this Plan at December 31, 1998 and 1997.

    Investment income for the Master Trust is as follows:

                                                          December 31,
                                                    -----------------------
                                                        1998         1997

    Net appreciation in fair value of investments   $  158,883   $   77,293
    Interest                                               371       24,325
    Dividends                                              337          337
                                                    ----------   ----------
                                                    $  159,591   $  101,955
                                                    ==========   ==========

D.  PLAN TERMINATION

    Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan's termination, participants will become 100% vested in their accounts. Distributions will only be made in the event of a complete termination.

E.  TAX STATUS

    The Plan is intended to be qualified under the Internal Revenue Code (the "IRC") and the Puerto Rico Income Tax Code of 1994. The Company believes that the Plan is designed and currently being operated in compliance with the applicable provisions of the IRC and Puerto Rico Income Tax Code of 1994.


                                     ******

















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


                                                                       Exhibit 1
                                                                       ---------










INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 33-03959 of Northrop Grumman Corporation on Form S-8 of our report dated June 24, 1999, appearing in this Annual Report on Form 11-K/A of the Northrop Grumman PEI Retirement Savings Plan for the year ended December 31, 1998.



/s/ Deloitte & Touche LLP
-------------------------
DELOITTE & TOUCHE LLP
Los Angeles, California

August 30, 1999




























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